LENNOX INTERNATIONAL INC.

2140 Lake Park Blvd.

Richardson, Texas 75080

May 18, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Lennox International Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 16, 2012

Form 10-Q for the Quarter Ended March 31, 2012

Filed April 24, 2012

File No. 1-15149

This letter contains our responses to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 4, 2012 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold typeface exactly as given in the Comment Letter and below each comment is our response.

Form 10-K for the Year Ended December 31, 2011

Item 1 – Business, page 1

Environmental Regulation, page 6

1.	We note your disclosure that the “United States Congress, Environmental Protection Agency and other international regulatory bodies are considering steps to phase down the future use of HFCs in HVACR products.” However, we note that the EPA has actually mandated the phaseout of R-22 and that you also discuss this mandatory phaseout on your website. Please update your disclosure in this section to discuss the regulation of refrigerants to an extent material to an understanding of your business.

Response:

In our Environmental Regulation section, we describe the use of hydrochlorofluorocarbons, “HCFCs” and hydrofluorocarbons, “HFCs” as refrigerants for air conditioning and refrigeration equipment as common practice in the HVACR industry. The status of government regulation of these two refrigerants, including the requirement for any phase down or phase out, is different.

Beginning in 2004, the United States agreed to a phase out schedule for the use of HCFCs, including R-22, through Title VI of the Clean Air Act. This provision of the Clean Air Act is implemented by the Environmental Protection Agency.

United States Securities and Exchange Commission

May 18, 2012

As distinguished from HCFCs, at this time there is no national or international regulatory requirement to phase down or phase out the use of HFCs. In June of 2009, the House of Representatives passed a bill that included a phase down schedule for HFCs, H.R. 2454: American Clean Energy and Security Act of 2009. This bill was never passed by the legislature, however. We continue to monitor the national and international regulatory status of HFCs, and believe that we are well positioned to act timely and responsibly to any changes in the regulatory landscape.

To the extent material and appropriate to our business, in future filings we will disclose the current regulatory status of each of these refrigerants and the impact on our business.

Item 1A – Risk Factors, page 10

2.	In future filings, please include a separate risk factor discussing the risks presented by existing and contemplated laws, regulations and government initiatives that materially impact your business. We note in particular the impact on your business due to the phaseout of R-22 and also the potential effects of the recent spike in prices of R-22 as discussed on your earnings call for the fourth quarter of 2011. Further, we note that your results of operations in 2011 were unfavorably impacted by the expiration of the federal tax credit on high-efficiency heating and cooling equipment. Please ensure that this risk factor includes specific examples of how the various laws, regulations and government initiatives have impacted the operation of your business, including discussing any specific material impact on operating results.

Response:

Beginning with our Form 10-Q for the Second Quarter of 2012 and as required in future filings, we will include a separate risk factor similar to the following:

“Changes in Legislation or Government Regulations or Policies Can Have a Significant Impact on Our Results of Operations.

The sales and margins of each of our segments could be directly impacted by changes in legislation or government regulations. The demand for and cost of providing our products and services could be impacted by environmental standards and regulations. For example, the market’s response to the government regulations requiring phase out of the use of R-22 in 2011 negatively impacted our results of operations in our Residential segment. The demand for our products and services could also be affected by the size and availability of tax incentives for purchasers of our products and services. For example, significant reductions in federal tax credits in 2011 for high efficiency systems negatively impacted our sales volume in our Residential segment that year. Future legislation or regulations regarding environmental matters, product certification, product liability, or tax incentives may impact the results of each of our operating segments and our consolidated results.”

Item 6 – Selected Financial Data, page 17

3.	Please revise your selected financial data in future filings to also include basic earnings (loss) per share from continuing operations pursuant to Item 301 of Regulation S-K.

United States Securities and Exchange Commission

May 18, 2012

Response:

Beginning with our 2012 Form 10-K and as required in future filings, we will include basic earnings (loss) per share from continuing operations in our Selected Financial Data.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 26

4.	Given your significant foreign operations, please consider enhancing your liquidity disclosure in future filings to address the following:

•

Disclose the amount of foreign cash and cash equivalents and short-term investments you have as compared to your total amount of cash and cash equivalents and short-term investments as of December 31, 2011; and

•

Discuss the fact that if the foreign cash and cash equivalents and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a. Please show us supplementally what the revised disclosures will look like.

Response:

As you have noted in your question, Lennox has cash held in foreign locations which is used for operational and investment purposes in those countries. Based on the cash provided by operations and the availability of borrowing capacity in the United States, we have not considered the cash held in foreign locations to be of significance for our discussions of liquidity. However, we will provide more clarity around the availability of our cash balances in future filings, beginning with our Form 10-Q for the Second Quarter of 2012. The following disclosure, related to December 2011, is similar to the disclosure that we intend to provide in the future.

“As of December 31, 2011, we had $45.0 million of cash and cash equivalents, including $34.4 million of cash held in foreign locations. Our cash in foreign locations is used for investing and operating activities in those locations, and we do not have the need or the intent to repatriate those funds to the United States. If we were to repatriate this cash, we would be required to accrue and to pay taxes in the United States for the amounts that were repatriated.”

Contractual Obligations, page 29

5.	Please revise your table of contractual obligations in future filings to include the following:

•	Payments you are obligated to make under your interest rate swap agreement

•	Estimated interest payments on your debt

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

United States Securities and Exchange Commission

May 18, 2012

Response:

Beginning with our 2012 Form 10-K and as required in future filings, we will include estimated interest payments on our debt and will disclose assumptions we are using related to our variable rate debt in a footnote to the Contractual Obligations table. Our current interest rate swap agreement expires in October 2012; however, should we enter into another interest rate swap agreement, we will include the agreement in our Contractual Obligations table beginning with our 2012 Form 10-K and as required in future filings.

Item 8 – Financial Statements and Supplementary Data, page 36

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss), page 41

6.	In future filings, please include a column that reconciles the changes between periods in the number of shares held as treasury stock.

Response:

Beginning with or 2012 Form 10-K and as required in future filings, we will include a column that reconciles the changes between periods in the number of shares held as treasury stock in our Consolidated Statements of Stockholders’ Equity.

Note 2 – Summary of Significant Accounting Policies, page 43

Property, Plant and Equipment, page 44

7.	The range of useful lives for your machinery and equipment of one to fifteen years is very broad. In future filings, please breakout the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range. Please show us in your supplemental response what the revisions will look like.

Response:

Beginning with our 2012 Form 10-K and as required in future filings,, we will revise the Summary of Significant Accounting Policies for Property, Plant and Equipment (as set forth on page 44 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011), as follows. The bolded words are new language or information in this excerpt.

“Property, plant and equipment is stated at cost, net of accumulated depreciation. Expenditures that increase the utility or extend the useful lives of fixed assets are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	2 to 40 years
Machinery and equipment:
Computer software and equipment	1 to 5 years
Other machinery and equipment	3 to 10 years”

United States Securities and Exchange Commission

May 18, 2012

Please note we did adjust our disclosure of useful lives in total for machinery and equipment from “three to 15 years” to “three to ten years.” We do have some factory and machinery and equipment on our books for 15 years, but these items are either fully depreciated or immaterial to the total of machinery and equipment as a whole. We believe it is better disclosure to use the maximum ten year useful life as this maximum useful life is more representative of the assets within the Machinery and Equipment category.

Revenue Recognition, page 47

8.	You disclose that you engage in cooperative advertising arrangements and that you record certain cooperative advertising expenditures to selling, general and administrative expenses. In future filings, please disclose the amount of cooperative advertising expenditures that you have recorded to selling, general and administrative expenses for each period presented.

Response:

Beginning with our 2012 Form 10-K and as required in future filings, we will include the amount of cooperative advertising expenditures included in selling, general and administrative expenses for each period presented in our Supplemental Information footnote.

Note 12 – Commitments and Contingencies, page 59

Leases, page 59

9.	Please disclose in future filings how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840. Please show us in your supplemental response what the revisions will look like.

Response:

We do have leases that contain various incentives, including free rent, step rent provisions and/or escalation clauses. We account for these leases on a straight-line basis over the lease term in accordance with FASB ASC 840. Beginning with our 2012 Form 10-K and as required in future filings, we will revise the Leases subsection of Commitments and Contingencies (as set forth on page 59 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011), in a manner similar to the following. The bolded words are new language or information in this excerpt.

“Leases

We lease facilities under non-cancelable operating leases. Several of the lease agreements contain rent escalation clauses (including indexed based escalations), rent holidays, capital improvement funding or other lease concessions. We recognize our minimum rental expense on a straight-line basis. We amortize this expense over the term of the lease beginning with the date of initial possession, which is the date we enter the space and begin to make improvements in preparation for its intended use.

United States Securities and Exchange Commission

May 18, 2012

The approximate minimum commitments under all non-cancellable leases outstanding as of December 31, 2011 are as follows (in millions):

	Operating Leases	Capital Leases
2012	$50.5	$1.2
2013	39.0	1.0
2014	26.3	0.9
2015	18.2	0.8
2016	12.9	—
Thereafter	22.3	14.6

Total minimum lease payments	$169.2	18.5

Less amount representing interest		1.1

Present value of minimum payments		$17.4

Note 21 – Reportable Business Segments, page 83

10.	In future filings, please revise the table on page 84 to present for each segment’s revenues from external customers as well as intersegment revenues as required by ASC ###-##-####(a) and (b). Refer to the example set forth in ASC 280-10-55-48. Regarding the intersegment revenues, please also disclose the segment(s) to which the products and services were sold. Please show us in your supplemental response what the revisions will look like.

Response:

The revenues by segment included in the table on page 84 of our 2011 Form 10-K are all related to revenues to external customers except for the Residential segment, which includes sales of HVAC equipment to our Service Experts segment. Beginning with our Form 10-Q for the Second Quarter of 2012 and as required in future filings, we will add a footnote to the table that clarifies the amount of intersegment sales included within the Residential segment as follows:

(1)	“The net sales of the Residential Heating & Cooling segment include $67.2 million of intersegment revenues for HVAC equipment sold to our Service Experts segment. These intersegment sales are eliminated in the consolidated results. The net sales for all other segments are related to sales to external customers.”

Note 26 – Condensed Consolidating Financial Statements, page 89

11.	Please address your consideration of the disclosures required by Rule 3-10(f) of Regulation S-X. Specifically, Rule 3-10(f) requires the following to be disclosed, if true:

•

Each subsidiary issuer or subsidiary guarantor is “100% owned” (as defined by Rule 3-10(h)(1)). Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned;”

•	All guarantees are full and unconditional; and

•	Where there is more than one guarantor, all guarantees are joint and several.

United States Securities and Exchange Commission

May 18, 2012

Response:

Beginning with our Form 10-Q for the Second Quarter of 2012, we will update our disclosure to note that each subsidiary guarantor is 100% owned; all guarantees are full and unconditional; and all guarantees are joint and several.

Form 10-Q for the Quarter Ended March 31, 2012

General

12.	Please address the above comments in your interim filings as well, as applicable.

Response:

We will incorporate all applicable comments into our quarterly filings as noted in the above responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

The responses set forth above are intended to address our filings and will be incorporated in our future filings.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 18, 2012

If you have any questions or comments regarding this letter, please contact me.

Sincerely,

/s/ Robert W. Hau

Robert W. Hau

Chief Financial Officer